Date of Filing:  November 30, 2000                          File No.: [        ]
                                                                       --------

                                    Form U-5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                                CP&L Energy, Inc.

                               Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:                    CP&L Energy, Inc.

(2)  Address of principal executive offices:      411 Fayetteville Street Mall
                                                  Raleigh, North Carolina 27601

(3) Name and address of officers to whom notices and communications should be addressed:

                               William D. Johnson
                                CP&L Energy, Inc.
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of the realignment of certain of CP&L Energy's non-utility subsidiary companies as contemplated by CP&L Energy's Application-Declaration in File No. 70-9643 ("Merger U-1") and as authorized by the Commission in its order dated November 27, 2000 approving such Application-Declaration.

                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
CP&L Energy, Inc.                                      Corporation       NC     Holding Company

CP&L Service Company LLC                               LLC               NC     Service Company

CPL Energy Ventures, Inc.                              Corporation       NC     Holding Company

  CPL Synfuels LLC                                     LLC               NC     Synthetic Fuel
                                                                                Production

  Solid Fuel LLC                                       LLC               DE     Synthetic Fuel
                                                                                Production




                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
  Sandy River Synfuel LLC                              LLC               DE     Synthetic Fuel
                                                                                Production

  Colona Synfuel LLLP                                  LLLP              DE     Synthetic Fuel
                                                                                Production

Carolina Power & Light Company                         Corporation       NC     Electric Utility

  CaroFund, Inc.                                       Corporation       NC     Financing Subsidiary

  CaroHome, LLC                                        LLC               NC     Holding Company

  Capitan, Inc.                                        Corporation       TN     Real Estate Holdings

  Caronet, Inc.                                        Corporation       NC     Exempt
                                                                                Telecommunications
                                                                                Company

    CFN FiberNet, LLC                                  LLC               NC     Telecommunications

    Interpath Communications, Inc.                     Corporation       NC     Telecommunications

      Autonomous Networks, LLC                         LLC               DE     Telecommunications

  CaroFinancial, Inc.                                  Corporation       DE     Financing Subsidiary

  Eastern North Carolina Natural Gas Company, LLC      LLC               NC     Gas Utility

North Carolina Natural Gas Corporation                 Corporation       DE     Gas Utility

  Cape Fear Energy Corp.                               Corporation       NC     Natural Gas Marketing

  NCNG Cardinal Pipeline Investment Corp.              Corporation       NC     Holding Company

  NCNG Energy Corp.                                    Corporation       NC     Holding Company

  NCNG Pine Needle Investment Corp.                    Corporation       NC     Holding Company

Monroe Power Company                                   Corporation       NC     Exempt Wholesale
                                                                                Generator

Strategic Resource Solutions Corp.                     Corporation       NC     Energy Services
                                                                                Company

  Applied Computer Technologies Corp.                  Corporation       DE     Energy-related Software

  ACT Controls, Inc.                                   Corporation       NC     Performance Contracting

  SRS Engineering Corp.                                Corporation       NC     Energy Engineering

  Spectrum Controls, Inc.                              Corporation       NC     Energy Controls

Florida Progress Corporation                           Corporation       FL     Exempt Utility Holding
                                                                                Company

  Florida Power Corporation                            Corporation       FL     Electric Utility Company

    Energy Solutions, Inc.                             Corporation       FL     Energy Services Company

  Florida Progress Funding Corporation                 Corporation       DE     Financing Subsidiary

    FPC Capital I                                      Business          DE     Business Trust
                                                       Trust

  Tampa Bay Devil Rays, Ltd.                           Limited           FL     Major League Baseball
                                                       Partnership              Team


                                       2


                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
  FPC Del, Inc.                                        Corporation       DE     Financing Subsidiary

  Progress Capital Holdings, Inc.                      Corporation       FL     Financing Subsidiary

    Progress Energy Corporation                        Corporation       FL     Cogeneration and Power
                                                                                Production

      PEC Ft. Drum                                     Corporation       FL     Cogeneration and Power
                                                                                Production

        Westmoreland-Fort Drum, L.P.                   Limited           DE     Cogeneration and Power
                                                       Partnership              Production

          Westpower-Fort Drum                          General           VA     Cogeneration and Power
                                                       Partnership              Production

            Black River Limited Partnership            Limited           DE     Cogeneration and Power
                                                       Partnership              Production

      Progress Desal, Inc.                             Corporation       FL     Desalination Project

      Progress Power Marketing, Inc.                   Corporation       FL     Desalination Project

    Mid-Continent Life Insurance Company               Corporation       OK     Life Insurance

    PIH, Inc.                                          Corporation       FL     Holding Company

    Progress Reinsurance Company, Ltd.                 Corporation     British  Insurance
                                                                        West
                                                                       Indies

    Progress Telecommunications Corporation            Corporation       FL     Exempt
                                                                                Telecommunications
                                                                                Company

    Progress-Centrus, Inc.                             Corporation       FL     Retail Marketing
                                                                                (inactive)

    Progress Holdings, Inc.                            Corporation       FL     Retail Marketing

      Cadence Network, Inc.

    Progress Provisional Holdings, Inc.                Corporation       FL     Real Estate Holdings

    Electric Fuels Corporation                         Corporation       FL     Procurement and
                                                                                Transportation of Coal
                                                                                Transportation Services

      Awayland Coal Company, Inc.                      Corporation       KY     Coal Mining

        Powell Mountain Joint Venture                  General           VA     Coal Mining
                                                       Partnership

      Dixie Fuels II, Limited                          General           TX     Marine Transportation
                                                       Partnership

      Dixie Fuels Limited                              General           TX     Marine Transportation
                                                       Partnership

      EFC Synfuel LLC                                  LLC               DE     Holding Company

        Ceredo Synfuel LLC                             LLC               DE     Synthetic Fuel
                                                                                Production

        Sandy River Synfuel LLC                        LLC               DE     Synthetic Fuel
                                                                                Production


                                       3


                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
        Solid Energy LLC                               LLC               DE     Synthetic Fuel
                                                                                Production

        Solid Fuel LLC                                 LLC               DE     Synthetic Fuel
                                                                                Production

      Homeland Coal Company, Inc.                      Corporation       KY     Coal Mining

        Powell Mountain Joint Venture                  General           VA     Coal Mining
                                                       Partnership

      Kentucky May Coal Company, Inc.                  Corporation       VA     Coal Mining

        Cincinnati Bulk Terminals, Inc.                Corporation       DE     Coal/Commodity
                                                                                Terminal

          Kanawha River Terminals, Inc.                Corporation       FL     Coal/Commodity
                                                                                Terminal

            Black Hawk Synfuel, LLC                    LLC               DE     Synthetic Fuel
                                                                                Production

              New River Synfuel LLC                    LLC               CO     Synthetic Fuel
                                                                                Production

            Ceredo Liquid Terminal, Inc.               Corporation       FL     Emulsion Products
                                                                                Terminal

            Coal Recovery V, LLC                       LLC               MO     Synthetic Fuel
                                                                                Marketing

            Colona Newco, LLC                          LLC               DE     Holding Company

              Colona SynFuel Limited Partnership, LLLP LLLP              DE     Synthetic Fuel
                                                                                Production

            Colona Sub No. 2, LLC                      LLC               DE     Synthetic Fuel
                                                                                Production

              Colona Synfuel Limited Partnership, LLLP LLLP              DE     Synthetic Fuel
                                                                                Production

        Colona Synfuel Limited Partnership, LLLP       LLLP              DE     Synthetic Fuel
                                                                                Production

        Marigold Dock, Inc.                            Corporation       AL     Coal Terminal

      Diamond May Coal Company                         Corporation       KY     Coal Mining

        Diamond May Mining Company                     Corporation       FL     Coal Mining

      Kentucky May Mining Company                      Corporation       FL     Coal Mining

      Little Black Mountain Coal Reserves, Inc.        Corporation       KY     Real Estate Holding

        Dulcimer Land Company                          General           KY     Real Estate
                                                       Partnership

      Little Black Mountain Land Company               Corporation       KY     Coal Reserves Holding

      MEMCO Barge Line, Inc.                           Corporation       DE     Marine Transportation

        Elmwood Marine Services, Inc.                  Corporation       LA     Marine Transportation
                                                                                Services


                                       4


                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
          Conlease, Inc.                               Corporation       LA     Marine Trans Lease
                                                                                Holder

          International Marine Terminals Partnership   General           LA     Bulk Commodities
                                                       Partnership              Terminal

            I.M.T. Land Corp.                          Corporation       LA     Terminal
                                                                                Landowner/Lessor

      Mesa Hydrocarbons, Inc.                          Corporation       FL     Natural Gas Project

      Powell Mountain, Inc.                            Corporation       VA     Coal Mining

        PMCC, Inc.                                     Corporation       VA     Coal Mining

        Powell Mountain Coal Company, Inc.             Corporation       VA     Coal Mining

          Murphy Land Company, Inc.                    Corporation       VA     Real Estate Holdings

            Dulcimer Land Company                      General           KY     Real Estate Holdings
                                                       Partnership

      Progress Land Corporation                        Corporation       FL     Coal Reserves Holdings

      Progress Materials, Inc.                         Corporation       FL     Manufacturing

      Progress Metal Reclamation Company               Corporation       KY     Rail Car, Metal
                                                                                Recycling

        West Virginia Auto Shredding, Inc.             Corporation      WVA     Scraps, Recycling

      Progress Rail Services Corporation               Corporation       AL     Railcar Repair,
                                                                                Recycling

        Chemetron-Railway Products, Inc.               Corporation       DE     Rail Welding Services

        DAPCO Rail Services, LLC                       LLC               AL     Rail Inspection Services

        FM Industries, Inc.                            Corporation       TX     Rail Equipment
                                                                                Manufacturing

        Kentuckiana Railcar Repair & Storage           LLC               IN     Rail Car Repair
        Facility, LLC

        PRS International Sales Company, Inc.          Corporation     Virgin   Foreign Sales
                                                                       Islands

        Progress Rail Canada Corporation               Corporation     Canada   Rail and Rail Car
                                                                                Services

        Progress Rail Holdings, Inc.                   Corporation       AL     Holding Company

          Progress Rail Transcanada Corporation        Corporation      Nova    Railway Equipment
                                                                       Scotia   Repair, Manufacturer

        Progress Rail Services de Mexico, S.A.         LLC             Mexico   Rail Car Leasing
        de C.V.

          Servicios Administrativos Progress, S.       LLC             Mexico   Administrative Services
          de R.L. de C.V.

        Progress Vanguard Corporation                  Corporation       DE     Rail and Rail Car
                                                                                Services

        Railcar, Ltd.                                  Corporation       GA     Rail Car Leasing

          Kentuckiana Railcar Repair & Storage         LLC               IN     Rail Car Repair
          Facility, LLC


                                       5


                    Name of Company                     Organization    State     Type of Business
------------------------------------------------------ -------------- --------  ---------------------
          Progress Rail Services de Mexico, S.A.       LLC             Mexico   Rail Car Leasing
          de C.V.

            Servicios Administrativos Progress, S.     LLC             Mexico   Administrative Services
            de R.L. de C.V.

        Servicios Ferroviarios Progress, S. de         LLC             Mexico   Holding Company
        R.L. de C.V.

            Servicios Administrativos Progress, S.     LLC             Mexico   Administrative Services
            de R.L. de C.V.

        Southern Machine and Tool Company              Corporation       GA     Rail Car Wheel
                                                                                Manufacturer/Services

        United Industries Corporation                  Corporation       KY     Rail Car Repair

            Kentuckiana Railcar Repair & Storage       LLC               IN     Rail Car Repair
            Facility, LLC

      Progress Synfuel Holdings, Inc.                  Corporation       DE     Holding Company

        Ceredo Synfuel LLC                             LLC               DE     Synthetic Fuel
                                                                                Production

        Sandy River Synfuel LLC                        LLC               DE     Synthetic Fuel
                                                                                Production

        Solid Energy LLC                               LLC               DE     Synthetic Fuel
                                                                                Production

        Solid Fuel LLC                                 LLC               DE     Synthetic Fuel
                                                                                Production

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Raleigh and State of North Carolina on the 30th day of November, 2000.

                                        CP&L Energy, Inc.


                                        By:  /s/ William D. Johnson
                                           ------------------------------------
                                        Name:  William D. Johnson
                                        Title: Executive Vice President and
                                               Corporate Secretary

(Seal)
Attest:

/s/ Frank A. Schiller
------------------------------------
Frank A. Schiller
Assistant Secretary


                                  VERIFICATION

State of North Carolina
County of Wake

The undersigned being duly sworn deposes and says that s/he has duly executed the attached Notification of Registration dated November 30, 2000 for and on behalf of CP&L Energy, Inc.; that he is the Executive Vice President and Corporate Secretary of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        /s/ William D. Johnson
                                        ------------------------------------

(OFFICIAL SEAL)

Subscribed and sworn to before me, a Notary Public, this 30th day of November,
2000.


/s/ Charlene F. Hunt
------------------------------------

My commission expires    5/12/04    .
                      --------------


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